ITEM 77I

Terms of New or Amended Securities

Effective April 1, 2008, the AFBA 5Star Mid Cap Value Fund's, AFBA 5Star Small Cap Fund's, AFBA 5Star Large Cap Growth Fund's (formerly, AFBA 5Star USA Global Fund), AFBA 5Star Balanced Fund's, AFBA 5Star Total Return Bond Fund's and AFBA 5Star Science & Technology Fund's (each a "Fund" and collectively the "Funds"), each a series of AFBA 5Star Funds, Class R Shares closed to new investment, including additional purchases by current shareholders. All shares of the Class R Shares outstanding at the close of business on April 1, 2008 were automatically converted into Class A Shares of the same Fund (the "Transaction"), with an aggregate net asset value equal to the aggregate net asset value of the Class R Shares so converted. Any applicable sales charges attributable to the Class A Shares were waived for those shares acquired in connection with the Transaction.

It was anticipated that the Transaction would not have a material adverse effect on the holders of either the Class A Shares or Class R Shares. Accordingly, the conversion of Class R Shares into Class A Shares of the same Fund was tax-free to the holders of the Class R Shares for federal income tax purposes. The Transaction allows the holders of Class R Shares to benefit from the lower expense structure associated with the Class A Shares.

Effective July 21, 2008, investors are no longer subject to a sales charge (load) on purchases of Class A Shares. Prior to July 21, 2008, investors who purchased Class A Shares were subject to an initial sales charge (load), or, with respect to purchases of $1 million or more for which the initial sales charge was waived, a contingent deferred sales charge (a "CDSC") of 1.00% for shares that are redeemed within the first year of purchase. In addition, "Class A Shares" were renamed "Advisor Class Shares."